UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Focus Financial Partners Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

34417P 100

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,250,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,250,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*   Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.6% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*   Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.1% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*   Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.1% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.1% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,250,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,250,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,250,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.6% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident Capital VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,798,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.1% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,798,810
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,798,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Calculated pursuant to Rule 13d-3. See Item 5, Interest in Securities of the Issuer. Represents 10.1% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 34417P 100	Schedule 13D

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 1, 2018, as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on March 3, 2021, as amended by Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on March 18, 2021 (as amended, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Trident FFP LP, a Delaware limited partnership (“Trident FFP”), Trident VI, L.P., a Cayman Islands exempted limited partnership (“Trident VI”), Trident VI Parallel Fund, L.P., a Cayman Islands exempted limited partnership (“Trident VI Parallel”), Trident VI DE Parallel Fund, L.P., a Delaware limited partnership (“Trident VI DE Parallel” and, together with Trident VI and Trident VI Parallel, the “Trident VI Partnerships”), Trident FFP GP LLC, a Delaware limited liability company (“Trident FFP GP”), Trident Capital VI, L.P., a Cayman Islands exempted limited partnership (“Trident VI GP” and, together with Trident FFP GP, the “GPs), and Stone Point Capital LLC, a Delaware limited liability company (“Stone Point,” and, together with the foregoing entities, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit A.

The sole general partner of Trident FFP is Trident FFP GP. The sole general partner of each of the Trident VI Partnerships is Trident VI GP. Each of the GPs holds voting and investment power with respect to the shares of Class A Common Stock and/or shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”) that are, or may be deemed to be, beneficially owned by the entity holding Common Stock of which such GP is the general partner. Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VI GP relating to the Trident VI Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VI Partnerships without first receiving direction from the Investment Committee of Trident VI GP or a majority of the general partners of Trident VI GP. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VI Partnerships.

James D. Carey, a director of the Issuer immediately following the closing of the Issuer’s initial public offering on July 30, 2018, is a member and managing director of Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP. Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The members of Trident FFP GP and the general partners of Trident VI GP are five single member limited liability companies that are owned by individuals who are members of Stone Point (Charles A. Davis, Stephen Friedman, James D. Carey, David J. Wermuth and Nicolas D. Zerbib).

Current information concerning the identity and background of each member of Stone Point, each member of Trident FFP GP, each general partner of Trident VI GP and each member of the Investment Committee of Trident VI GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

From time to time since the date of original investment in the Issuer, the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in discussions with management, other stockholders and other persons.

On January 29, 2023, Clayton, Dubilier & Rice, LLC (the “Bidder”) communicated a non-binding proposal (the “Proposal”) to a Special Committee of the Board of Directors of the Issuer (the “Special Committee”) providing for the acquisition by certain investment funds affiliated with the Bidder of all of the outstanding Common Stock of the Issuer for a price per share equal to $53.00 in cash (the “Proposed Transaction”), contingent upon the participation of the Reporting Persons in the Proposed Transaction. The Bidder has expressed that its Proposal is “best and final” and has proposed that the Proposed Transaction be subject to a non-waivable approval of a majority of the voting power of disinterested stockholders. The Special Committee had previously informed the Bidder that if the Bidder submitted a proposal of $53.00 per share, the Special Committee would be willing to enter into a limited period of exclusivity and engage in negotiations with the Bidder regarding the terms of definitive agreements in connection with the Proposed Transaction.

In connection with evaluating and pursuing the Proposed Transaction, and with the consent of the Special Committee, the Bidder contacted the Reporting Persons regarding the potential participation by the Reporting Persons in the Proposed Transaction. If the Reporting Persons determine to participate in the Proposed Transaction, such participation may include (i) the Reporting Persons rolling over a portion of their Common Stock of the Issuer in exchange for equity securities of an entity formed by or on behalf of the Bidder in order to consummate the Proposed Transaction and (ii) new equity financing from certain investment funds affiliated with the Reporting Persons, in each case in amounts to be mutually agreed.

On February 2, 2023, the Reporting Persons informed the Bidder and the Special Committee that they had determined that they would be willing, subject to (i) completion of their due diligence review of the Issuer and the Proposed Transaction, (ii) review, negotiation and finalization of definitive agreements for the Proposed Transaction, (iii) negotiation and finalization of the governance terms with respect to the operations of the Issuer as a private company and (iv) receipt of necessary internal and other organizational approvals of the Reporting Persons, including approval of an independent limited partner board of advisors, to consider participating in the Proposed Transaction substantially in the manner proposed by the Bidder. The Reporting Persons (or their affiliates) expect to engage in communications and discussions with the Issuer, potential co-investors and financing sources, industry analysts and other knowledgeable market participants regarding the matters set forth in this Item 4, and may exchange information with such persons pursuant to appropriate confidentiality or similar agreements.

Negotiations regarding definitive terms and agreements for a Proposed Transaction are ongoing, and no assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated.

The consummation of the Proposed Transaction would result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, including an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from NASDAQ and other material changes in the Issuer’s business or corporate structure.

The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws. Completion of the Proposed Transaction is subject to, among other matters, the satisfactory completion of due diligence, the negotiation of a definitive agreement and satisfaction of the conditions negotiated therein, including the approval of the transaction by stockholders of the Issuer. There is no certainty as to the time table for the potential execution of any definitive agreement. Furthermore, no legally binding obligation of the Reporting Persons to participate in the Proposed Transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons may modify or withdraw their plans with respect to the Proposal at any time and for any reason. There can be no assurance as to whether the Bidder will continue to pursue the Proposed Transaction on the terms contemplated by the Proposal or at all. The Bidder may modify or withdraw the Proposal at any time and for any reason.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of this Statement, and to modify or withdraw any such plan or proposal at any time. The Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b). As of the date of this Amendment No. 3, (i) Trident FFP is the record owner of 0 shares of Class A Common Stock, 8,250,165 common units of Focus LLC and an equal number of shares of Class B Common Stock, which common units are exchangeable at the option of the Issuer or Focus LLC on a one-for-one basis for shares of Class A Common Stock pursuant to the Fourth Amended and Restated Operating Agreement of Focus Financial Partners, LLC or an equivalent amount of cash, (ii) Trident VI is the record owner of 955,755 shares of Class A Common Stock, (iii) Trident VI Parallel is the record owner of 6,701,039 shares of Class A Common Stock and (iv) Trident VI DE Parallel is the record owner of 142,016 shares of Class A Common Stock.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 20.7% of the outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis, based on 65,865,932 shares of Class A Common Stock and 11,653,693 shares of Class B Common Stock outstanding as of November 1, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022.

The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 21.7% of the outstanding shares of Class A Common Stock as calculated pursuant to Rule 13d-3. The aggregate percentage of beneficial ownership in this Schedule 13D for purposes of calculations under Rule 13d-3 is based on 65,865,932 shares of Class A Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2022, plus the 8,250,165 shares of Class A Common Stock that Trident FFP may acquire upon the conversion of the common units of Focus LLC held by Trident FFP.

Trident FFP GP, as the general partner of Trident FFP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP and Trident VI GP, as general partner of each of the Trident VI Partnerships, may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

Pursuant to the delegation of authority to Stone Point by Trident VI GP relating to the Trident VI Partnerships, Stone Point may be deemed to be the beneficial owner of the securities held directly by the Trident VI Partnerships.

James D. Carey, as a member and managing director at Stone Point and an owner of one of five members of Trident FFP GP and one of five general partners of Trident VI GP, may be deemed to be the beneficial owner of the securities held directly by Trident FFP, Trident VI, Trident VI Parallel and Trident VI DE Parallel. Mr. Carey disclaims beneficial ownership of the shares held of record or beneficially by the Reporting Persons, except to the extent of any pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the other persons named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

Trident FFP LP

By:	Trident FFP GP LLC, its general partner
By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

Trident FFP GP LLC

By:	Trident VI, L.P., its sole member
By:	Trident Capital VI, L.P. its general partner
By:	DW Trident VI, LLC, its general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident Capital VI, L.P.

By:	DW Trident VI, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Chief Compliance Officer

SCHEDULE I

Set forth below is the name and principal occupation of (i) each member of Stone Point Capital LLC (“Stone Point”), (ii) each member of Trident FFP GP LLC (“Trident FFP GP”), (iii) each general partner of Trident Capital VI, L.P. (“Trident VI GP”), and (iv) each member of the Investment Committee of Trident VI GP. Each of the following individuals is a United States citizen. The business address of each person is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

Stephen Friedman

Chairman, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

James D. Carey

Managing Director, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

David J. Wermuth

Managing Director and General Counsel, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point

Nicolas D. Zerbib

Managing Director, Stone Point

General Partner (through single-member limited liability company) of Trident FFP GP

General Partner (through single-member limited liability company) and member of Investment Committee of Trident VI GP

Private Equity Investor, Stone Point